Exhibit 99

June 23, 2025

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Disclosure

We wish to inform you that a meeting of the Board of Directors of HDFC Bank Limited (“the Bank”) is scheduled to be held on Saturday, July 19, 2025 to inter-alia consider and approve the unaudited standalone and consolidated financial results of the Bank for the quarter ending June 30, 2025.

We also wish to inform you that the window for trading in securities of the Bank shall remain closed from Tuesday, June 24, 2025 to Monday, July 21, 2025 (both days inclusive) for the designated employees and their immediate relatives pursuant to the Bank’s share dealing code.

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight